Exhibit 99.2

AUDIOCODES LTD. PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 16, 2025 The undersigned shareholder of AudioCodes Ltd. (the "Company" or "AudioCodes") hereby appoints SHABTAI ADLERSBERG, or if unable to attend, NIRAN BARUCH or ITAMAR ROSEN, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described below all of the shares of the Company that the undersigned is entitled to vote at the 2025 Annual General Meeting of Shareholders of the Company to be held at the principal executive offices of the Company, 6 Ofra Haza Street, Naimi Park, Or Yehuda, Israel, on Tuesday, September 16, 2025, at 2:00 p.m., local time, and at any adjournment thereof. This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR each of the items on the reverse side. (Continued and to be signed on the reverse side) 1.1 14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

AUDIOCODES LTD.

September 16, 2025

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via https://equiniti.com/us/ast-access to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, Proxy Card
are available at http://www.tase.co.il/tase/ and http://www.magna.isa.gov.il

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

Please detach along perforated line and mail in the envelope provided.

00033333030000000000 0 091625

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. TO REELECT MS. ZEHAVA SIMON AS A CLASS I DIRECTOR TO SERVE FOR AN ADDITIONAL TERM OF THREE YEARS.	☐	☐	☐
2. TO REELECT MR. SHAI LEVY AS A CLASS I DIRECTOR TO SERVE FOR AN ADDITIONAL TERM OF THREE YEARS.	☐	☐	☐
3. TO ELECT MR. ITAY MAKOV AS A CLASS I DIRECTOR FOR A TERM OF THREE YEARS.	☐	☐	☐
4. TO APPROVE THE RENEWAL OF THE COMPENSATION POLICY FOR OFFICE HOLDERS OF THE COMPANY.	☐	☐	☐
5. TO INCREASE THE NUMBER OF RESTRICTED SHARE UNITS TO BE GRANTED TO EACH NEWLY APPOINTED AND CONTINUING DIRECTOR OF THE COMPANY, OTHER THAN DIRECTORS EMPLOYED BY THE COMPANY, FROM 7,500 TO 10,000.	☐	☐	☐
6. TO RATIFY THE APPOINTMENT OF KOST, FORER, GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG GLOBAL, AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE YEAR ENDING DECEMBER 31, 2025, AND TO AUTHORIZE THE BOARD OF DIRECTORS (THE "BOARD") (OR THE AUDIT COMMITTEE OF THE BOARD, IF SO AUTHORIZED BY THE BOARD) TO DETERMINE THE COMPENSATION OF THE AUDITORS.	☐	☐	☐

The undersigned hereby acknowledges receipt of the Notice of the 2025 Annual General Meeting of Shareholders and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that said proxies, their substitutes, or any of them, may lawfully do by virtue thereof.

Important Note: By executing this proxy card below, the undersigned shareholder will be deemed to confirm that such shareholder is NOT a "controlling shareholder" and does NOT have a "personal interest" (as such terms are defined in the Proxy Statement) in the approval of Proposal Four. If you are a controlling shareholder or have a personal interest in the approval of Proposal Four (in which case your vote will count only for or against the ordinary majority, and not for or against the Special Majority, required for approval of Proposal Four), please contact the Company's Chief Legal Officer at +972-3-976-4099 or by email at itamar.rosen@audiocodes.com. If your shares are held in "street name" by your bank, broker or other nominee and you are a controlling shareholder or have a personal interest in the approval of Proposal Four, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.